25002458

ION

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III



## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Ballantyne, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13950 Ballantyne Corporate Place, Ste185
(No. and Street)

| Charlotte | NC | 28277 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Steve Team | (704)927-2939 | steam@fblt.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Scharf Pera & Co PLLC
(Name – if individual, state last, first, and middle name)

| 4600 Park Road, Ste 112 | Charlotte | NC | 28209 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| April 18, 2003 | 28 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Steve Team, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Ballantyne, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYLE EDWARD CAROPRESO NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature: Steve Team

Title: CFO

Kyle Edward Caropreso

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# FIRST BALLANTYNE, LLC

# FINANCIAL STATEMENTS

# YEAR ENDED DECEMBER 31, 2024

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

## Report of Independent Registered Public Accounting Firm

To the Managing Members of First Ballantyne, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of First Ballantyne, LLC, as of December 31, 2024, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of First Ballantyne, LLC, as of December 31, 2024, and the results of its operations and its cash flows for the year then ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Ballantyne, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Ballantyne, LLC's financial statements. The supplemental information is the responsibility of First Ballantyne, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
We have served as First Ballantyne, LLC's auditor since 2002
Charlotte, North Carolina
February 24, 2025

**FIRST BALLANTYNE, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2024**

## ASSETS

| | |
|---|---|
| Cash | $ 489,756 |
| Deposits with clearing organization (cash) | 13,121,018 |
| Receivables from clearing organization | 3,732,656 |
| Securities owned: | |
| Marketable, at market value | 65,806,307 |
| Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $135,217 | 17,456 |
| Goodwill | 1,945,607 |
| Right of use assets | 477,130 |
| Other assets | 226,402 |
| | $ 85,816,332 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Payables to clearing organization | $ 65,806,307 |
| Securities sold, not yet purchased, at market value | 3,152,390 |
| Income taxes payable | |
| Deferred tax liability | 197,032 |
| Operating lease liabilities | 474,270 |
| Accounts payable, accrued expenses, and other liabilities | 532,268 |
| | 70,162,267 |
| Commitments and contingent liabilities | - |
| Members' equity | 15,654,065 |
| | $ 85,816,332 |

**The accompanying notes are an integral part of the financial statements.**

**FIRST BALLANTYNE, LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

| | |
|---|---|
| **Revenues:** | |
| Principal transactions | $ 17,651,542 |
| Interest and dividends | 2,100,161 |
| Other income | 88,011 |
| | 19,839,714 |
| **Expenses:** | |
| Employee compensation and benefits | 12,747,667 |
| Clearance fees | 1,705,460 |
| Communications and data processing | 839,348 |
| Interest | 2,600,099 |
| Regulatory | 147,432 |
| Occupancy | 93,713 |
| Other expenses | 234,148 |
| | 18,367,867 |
| **Net gain before tax** | 1,471,847 |
| **Income tax expense** | 374,078 |
| **Net income** | $ 1,097,769 |

**The accompanying notes are an integral part of the financial statements.**

**FIRST BALLANTYNE, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

| | |
|---|---|
| **Beginning Balance, January 1, 2024** | $ 14,556,296 |
| Net income | 1,097,769 |
| Distributions | - |
| **Ending Balance, December 31, 2024** | $ 15,654,065 |

**The accompanying notes are an integral part of the financial statements.**

**FIRST BALLANTYNE, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | | $ 1,097,769 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | $ 9,016 | |
| (Increase) decrease in operating assets: | | |
| Deposits with clearing organization | (2,370,732) | |
| Receivable from clearing organization | 787,225 | |
| Securities owned | (5,714,726) | |
| Other assets | 7,284 | |
| Increase (decrease) in operating liabilities: | | |
| Payable to clearing organization | 5,714,726 | |
| Securities sold, not yet purchased | 666,804 | |
| Accounts payable, accrued expenses, and other liabilities | 122,930 | |
| Total adjustments | | (777,473) |
| Net cash provided by operating activities | | 320,296 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchases of furniture, equipment, and leasehold improvements | (15,458) | |
| Net cash used in investing activities | | (15,458) |
| **INCREASE IN CASH** | | 304,838 |
| **CASH AT BEGINNING OF YEAR** | | 184,918 |
| **CASH AT END OF YEAR** | | $ 489,756 |

**The accompanying notes are an integral part of the financial statements.**

## FIRST BALLANTYNE, LLC
## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2024

### Note 1 - Organization and Nature of Business:

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

### Note 2 - Significant Accounting Policies:

**Cash and cash equivalents:**

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

**Security transactions:**

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

**Commissions:**

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Income taxes:**

Effective January 1, 2018, the Company elected to change its tax classification from a partnership to a C corporation. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the company considers all available positive and negative evidence, including future reversals of existing taxable temporary

## Note 2 - Significant Accounting Policies (continued):

**Income taxes (continued):**

differences, projected future taxable income, tax-planning strategies, and results of recent operations. If determined that the company would not be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes, would be made.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. Tax years after 2020 remain subject to examination by Federal and State taxing authorities.

**Property and equipment:**

Property and equipment consists of computers, computer monitors and printers and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. Repairs and maintenance are expensed as incurred. Any gain or loss on disposition of property and equipment is reported in the year of disposition.

**Intangible assets:**

The Company accounts for intangible assets under FASB ASC Topic 350, "Intangibles-Goodwill and Other" under which intangible assets are recorded at cost. Those assets with a determinable estimated life are amortized on a straight-line basis over their estimated lives. Intangible assets with an indefinite life are not subject to amortization. These costs are evaluated at least annually for impairment in accordance with FASB ASC Topic 350-30-35-1 "Subsequent Measurement".

The Company accounts for purchases of members' equity interests under the push-down method. Under this method, the retirement of the withdrawing member's equity is treated as a purchase transaction whereby the purchase price is pushed down to the financial statements of the LLC by a pro rata revaluation of the LLC's assets and liabilities, with the amount paid in excess of the book value being recorded as goodwill. All costs, including legal fees, associated with the purchase transaction are expensed as incurred.

## Note 2 - Significant Accounting Policies (continued):

### Leases:

Effective January 1, 2019, the Company adopted ASC 842, Leases. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. This standard requires the recognition of right-of-use ("ROU") assets and lease liabilities for the Company's operating leases. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration, and to account for the lease and non-lease components as a single lease component. The Company has also elected not to recognize a lease liability or ROU asset for leases with a term of 12 months or less and recognize lease payments for those short-term leases on a straight-line basis over the lease term in the Statement of Income. Operating leases are included in ROU assets and operating lease liabilities in the Statement of Financial Condition.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments under the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the Company's leases is generally not determinable and therefore the incremental borrowing rate at the lease commencement date is utilized to determine the present value of lease payments. The determination of the incremental borrowing rate requires judgment. Management determines the incremental borrowing rate for each lease using the Company's estimated borrowing rate. The ROU asset also includes any lease prepayments, offset by lease incentives.

### Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

### Fair value of financial instruments:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

**Note 2 - Significant Accounting Policies (continued):**

**Fair value of financial instruments (continued):**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into 3 levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of the products does not entail a significant degree of judgement.
- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

**Segment Reporting**

In November 2023, the Financial Accounting Standards Board (FASB) issued guidance to enhance disclosure of expenses of a public entity's reportable segments. The new guidance requires disclosures on: (1) significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss, (2) an amount for other segment items and (3) information about a reportable segment's: (a) profit or loss, and (b) assets, and (4) the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and how to allocate resources.

The Company has one reportable operating segment that the CODM uses to evaluate business performance. This segment's assets are reported as total assets on the Statement of Financial Condition and this segment's results of operations are reported on the Statement of Income. The Company's CODM is its Managing Member.

**Note 3 - Property and Equipment:**

The principal categories and estimated useful lives of property and equipment are as follows:

| | | | Estimated Useful Lives |
|---|---|---|---|
| Office equipment | $ | 85,517 | 5 years |
| Furniture and fixtures | | 47,156 | 7 years |
| Leasehold improvements | | 20,000 | 9 years |
| | | 152,673 | |
| Less: accumulated depreciation | | (135,217) | |
| | $ | 17,456 | |

Depreciation expense for the year ended December 31, 2024 totaled $9,016.

**Note 4 - Receivable From and Payable to Clearing Organization:**

Amounts receivable from and payable to a clearing organization at December 31, 2024, consist of the following:

| | Receivable | | Payable | |
|---|---|---|---|---|
| Deposits with clearing organization | $ | 13,121,018 | $ | - |
| Receivable from clearing organization | | 3,732,656 | | - |
| Payable to clearing organization | | - | | 65,806,307 |
| | $ | 16,853,674 | $ | 65,806,307 |

## Note 5 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as of December 31, 2024, as follows:

| | Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at December 31, 2024 |
|---|---|---|---|---|
| **Assets at Fair Value** | | | | |
| Securities owned: | | | | |
| US gov't and agency securities | | | | |
| U.S. Gov't Agency and U.S. GSE | $ - | $ 12,844 | $ - | $ 12,844 |
| Total US gov't and agency securities | - | 12,844 | - | 12,844 |
| | | | | |
| Corporate and other debt: | | | | |
| Securities issued by State and Political Subdivisions | $ - | $ 33,949,710 | $ - | $ 33,949,710 |
| Money Market Instruments | - | 2,232,936 | - | 2,232,936 |
| Private-Label Mortgage-Backed Securities | - | 17,721 | - | 17,721 |
| Other Asset-Backed Securities | - | 28,282 | - | 28,282 |
| Corporate Obligations | - | 29,564,610 | - | 29,564,610 |
| Stocks & Warrants | - | 204 | - | 204 |
| Total corporate and other debt | - | 65,793,462 | - | 65,793,462 |
| Total securities owned at fair value | $ - | $ 65,806,307 | $ - | $ 65,806,307 |
| | | | | |
| **Liabilities at Fair Value** | | | | |
| Securities sold, not yet purchased: | | | | |
| US gov't and agency securities | | | | |
| U.S. Treasury securities | $ - | $ 1,489,565 | $ - | $ 1,489,565 |
| Total US gov't and agency securities | - | 1,489,565 | - | 1,489,565 |
| | | | | |
| Corporate and other debt: | | | | |
| Corporate Obligations | - | 1,662,826 | - | 1,662,826 |
| Total corporate and other debt | - | 1,662,826 | - | 1,662,826 |
| Total securities sold, not yet purchased at fair value | $ - | $ 3,152,390 | $ - | $ 3,152,390 |

## Note 6 - Defined Contribution Plan:

In 2004, the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $413,923 for the year ended December 31, 2024.

## Note 7 - Financial Instruments with Off-Balance-Sheet Risk:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2024, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2024.

## Note 8 - Cash Flow Information:

Supplemental cash flow information for the year ended December 31, 2024 is as follows:

| | | |
|---|---|---|
| Income taxes paid | $ | 303,619 |
| Interest paid | $ | 2,541,986 |

## Note 9 - Leases:

As of December 31, 2024, the Company has entered into operating leases related to its office space and certain equipment. The initial terms expire at various dates in 2025 and 2026. Many of the leases include renewal options ranging from two to three years.

Operating lease expense is recognized on a straight-line basis over the lease term. Total operating lease expenses for the twelve-month period ended December 31, 2024 was $545,200.

Supplemental cash flow information related to operating leases was as follows:

| | Twelve Months Ended December 31, 2024 | |
|---|---|---|
| Cash payments for operating leases | $ | 525,299 |

The following table summarizes the future minimum payments for operating leases at December 31, 2024 due in each year ending December 31,

| | | |
|---|---|---|
| 2025 | $ | 361,782 |
| 2026 | | 132,353 |
| 2027 | | - |
| Thereafter | | - |
| | $ | 494,135 |

## Note 10 - Income Taxes:

Income tax expense consists of the following components:

| | | Year Ended December 31, 2024 |
|---|---|---|
| Current: | | |
| Federal | $ | 337,580 |
| State | | 36,498 |
| | $ | 374,078 |
| | | |
| Deferred and Other: | | |
| Federal | $ | - |
| State | | - |
| Total Tax Expense | $ | 374,078 |

The following schedule reconciles the federal statutory rate to the Company's tax rate.

| | |
|---|---|
| Federal | 21.0% |
| State, net of federal benefit | 2.0 |
| Permanent difference | 2.4 |
| | 25.4% |

Deferred tax liability consists entirely of book to tax differences in the deductibility of goodwill.

## Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2024, the company had net capital of $4,391,476, which was $4,291,476 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.103 to 1.

## Note 12 - Subsequent Events:

The Company evaluated all events and transactions through February 24, 2025, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.